FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Fury Gold Mines Limited ("Fury" or the "Company")

1630 - 1177 West Hastings Street

Vancouver, British Columbia
Canada, V6E 2K3

2. DATE OF MATERIAL CHANGE

June 13, 2024.

3. NEWS RELEASE

A news release was issued by the Company through newswire services on June 13, 2024.

4. SUMMARY OF MATERIAL CHANGE

On June 13, 2024, the Company completed a brokered private placement of 5,320,000 common shares of the Company that qualify as "flow-through shares" as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) for total gross proceeds to the Company of C$5,000,800.

5. FULL DESCRIPTION OF MATERIAL CHANGES

5.1 Full Description of Material Change:

The Company completed a previously announced brokered private placement of 5,320,000 common shares of the Company that qualify as "flow-through shares" as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the "FT Shares") at a price of C$0.94 per FT Share (the "Issue Price") for total gross proceeds to the Company of C$5,000,800 (the "Offering").

The Offering was conducted by a syndicate of agents led by Haywood Securities Inc. and including Echelon Wealth Partners Inc., BMO Capital Markets and H.C. Wainwright & Co., LLC (collectively, the "Agents).

The gross proceeds of the Offering will be used by the Company to incur eligible "Canadian exploration expenses" that qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada), and with respect to Québec resident purchasers will also qualify for inclusion in the "exploration base relating to certain Québec exploration expenses" and in the "exploration base relating to certain Québec surface mining expenses or oil and gas exploration expenses" within the meaning of the Taxation Act (Québec) (collectively, the "Qualifying Expenditures") related to the Company's projects in Québec on or before December 31, 2025.  All Qualifying Expenditures will be renounced in favour of the purchasers of the FT Shares effective December 31, 2024.  The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company's Eau Claire and Éléonore South Joint Venture projects, as detailed in the offering document posted on the Company's website and on SEDAR at www.sedarplus.ca.

The FT Shares were sold to purchasers pursuant to the listed issuer financing exemption ("LIFE Exemption") under Part 5A of National Instrument 45-106 - Prospectus Exemptions and therefore are not subject to resale restrictions pursuant to applicable Canadian securities laws.  In connection with the Offering, the Agents received compensation equal to 6.0% of the gross proceeds raised under the Offering.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7. OMITTED INFORMATION

Not applicable.

8. EXECUTIVE OFFICER

Phil Van Staden

Chief Financial Officer

Fury Gold Mines Limited

(884) 601-0841

www.furygoldmines.com

9. DATE OF REPORT

June 20, 2024

Forward-Looking Information

This report contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the proposed use of proceeds of the Offering and the tax treatment of the FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.